FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _____          Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Provides Update on Technical Disclosure

VANCOUVER, British Columbia--(BUSINESS WIRE)--April 6, 2022--New Found (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is issuing this press release as a result of a review by the British Columbia Securities Commission (‘BCSC’) to clarify its disclosure in its March 24, 2022 news release which has been amended to include the changes outlined below.

To meet the requirements of section 3.3 (2) of NI 43-101 the Company has added additional higher-grade intervals within lower grade intersections to Tables 1, 2 and 3. Additionally, the Company would like to clarify that the assay data disclosed has been verified by the Company’s Qualified Person against the original assay certificates and that the Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

Golden Joint and Lotto Zone Highlights

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-243	243.75	245.75	2.00	10.74	Lotto Main
	244.50	245.45	0.95	22.49
NFGC-21-289	192.95	195.35	2.40	12.57	Lotto Main
	193.25	194.55	1.3	21.58
NFGC-21-295	110.20	112.20	2.00	12.19	Lotto Main
	110.55	111.25	0.7	34.81
NFGC-21-296	228.00	230.60	2.60	15.66	Lotto Main
NFGC-21-319	176.60	179.00	2.40	20.01	Lotto Main
Including	176.6	177.7	1.1	43.31
And	315.30	317.35	2.05	23.08	Sunday
NFGC-21-333	61.40	64.00	2.60	11.67	Lotto Main
Including	62.75	63.25	0.50	58.00
NFGC-21-338	282.65	284.80	2.15	25.31	Lotto Main
Including	284.05	284.50	0.45	115.25	Lotto Main
NFGC-21-367A	324.45	326.65	2.20	24.25	Lotto Main
NFGC-21-404A	217.15	219.20	2.05	31.63	Lotto Main
Including	217.45	218.05	0.60	107.50	Lotto Main
NFGC-21-264	102.00	104.10	2.10	13.35	Golden Joint HW
NFGC-21-462	325.75	339.90	14.15	69.15	Golden Joint
Including	325.75	330.70	4.95	40.36
Including	326.30	327.25	0.95	182.50
And Including	333.30	339.90	6.60	117.85
Including	333.30	334.25	0.95	96.10
Including	335.85	337.15	1.30	190.63
Including	338.00	339.90	1.90	228.03
Table 1: Golden Joint and Lotto Drilling Highlights

[1]Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m. Grades have not been capped in the averaging and intervals are reported as drill thickness. All composited intervals are provided in Tables 2 and 3.

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-224	111.30	113.30	2.00	5.83	Lotto Main
And	242.00	244.00	2.00	1.23
NFGC-21-243	243.75	245.75	2.00	10.74	Lotto Main
Including	244.50	245.45	0.95	22.49
NFGC-21-260	320.00	322.00	2.00	2.04	Sunday
And	328.80	331.10	2.30	1.77
NFGC-21-266	No Significant Values				Lotto Main
NFGC-21-271	No Significant Values				Lotto Main
NFGC-21-289	192.95	195.35	2.40	12.57	Lotto Main
Including	193.25	194.55	1.3	21.58
NFGC-21-295	110.20	112.20	2.00	12.19	Lotto Main
Including	110.55	111.25	0.70	34.81
NFGC-21-296	228.00	230.60	2.60	15.66	Lotto Main
NFGC-21-303	253.75	257.50	3.75	6.37	Lotto Main
NFGC-21-319	176.60	179.00	2.40	20.01	Lotto Main
Including	176.6	177.7	1.1	43.31
And	183.60	186.00	2.40	1.17
And	315.30	317.35	2.05	23.08	Sunday
NFGC-21-333	61.40	64.00	2.60	11.67	Lotto Main
Including	62.75	63.25	0.50	58.00
And	78.00	80.80	2.80	1.89
And	124.15	126.45	2.30	3.25	Lotto Main
NFGC-21-338	282.65	284.80	2.15	25.31	Lotto Main
Including	284.05	284.50	0.45	115.25	Lotto Main
NFGC-21-355	394.00	396.85	2.85	1.30	Lotto Main
NFGC-21-367A	324.45	326.65	2.20	24.25	Lotto Main
NFGC-21-379	No Significant Values				Lotto Main
NFGC-21-382A	204.75	206.75	2.00	1.90	Lotto Main
And	213.00	215.10	2.10	1.33
And	218.00	220.10	2.10	2.80
NFGC-21-391	No Significant Values				Lotto Main
NFGC-21-399	No Significant Values				Lotto Main
NFGC-21-404A	202.00	204.10	2.10	1.50	Lotto Main
And	217.15	219.20	2.05	31.63
Including	217.45	218.05	0.60	107.50
And	222.50	224.95	2.45	3.43
NFGC-21-409	230.05	232.20	2.15	3.09	Lotto Main
And	268.75	271.00	2.25	1.05
Table 2: Summary of composite results reported in this release for Lotto Zone

[1]Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-249	59.80	64.15	4.35	1.04	Golden Joint HW
NFGC-21-252A	136.80	139.20	2.40	1.53	Golden Joint HW
NFGC-21-262	13.00	15.85	2.85	1.62	Golden Joint HW
And	163.60	165.95	2.35	1.49	Golden Joint
NFGC-21-264	102.00	104.10	2.10	13.35	Golden Joint HW
And	337.35	339.60	2.25	1.08	Golden Joint
And	353.55	355.55	2.00	2.36
NFGC-21-268A	165.15	167.40	2.25	2.12	Golden Joint HW
And	201.65	203.85	2.20	1.58
NFGC-21-281B	228.00	230.50	2.50	1.08	Golden Joint HW
And	238.00	240.00	2.00	2.91	Golden Joint
NFGC-21-287	223.00	225.00	2.00	2.34	Golden Joint HW
NFGC-21-294	No Significant Values				Golden Joint
NFGC-21-301	282.70	284.85	2.15	2.63	Golden Joint
And	288.45	291.60	3.15	2.26
NFGC-21-302	No Significant Values				Golden Joint
NFGC-21-326	No Significant Values				Golden Joint
NFGC-21-332	418.70	421.00	2.30	1.84	Golden Joint
NFGC-21-335	No Significant Values				Golden Joint
NFGC-21-343A	163.00	165.00	2.00	1.52	Golden Joint HW
NFGC-21-344B	No Significant Values				Golden Joint
NFGC-21-353	187.30	189.50	2.20	2.35	Golden Joint
NFGC-21-359	228.50	231.00	2.50	1.72	Golden Joint HW
And	403.60	405.75	2.15	1.77	Golden Joint
NFGC-21-365	No Significant Values				Golden Joint
NFGC-21-373	268.00	270.20	2.20	1.39	Golden Joint
NFGC-21-374	No Significant Values				Golden Joint
NFGC-21-389	294.35	296.60	2.25	5.91	Golden Joint HW
And	302.55	304.60	2.05	2.77
And	307.85	310.20	2.35	1.35
NFGC-21-453	No Significant Values				Golden Joint
NFGC-21-462	325.75	339.9	14.15	69.15	Golden Joint
Including	325.75	330.70	4.95	40.36
Including	326.30	327.25	0.95	182.50
And Including	333.3	339.9	6.60	117.85
Including	333.30	334.25	0.95	96.10
Including	335.85	337.15	1.30	190.63
Including	338.00	339.90	1.90	228.03
Table 3: Summary of composite results reported in this release for Golden Joint Zone

[1]Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated April 6, 2022, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 38% complete. The Company is well funded for this program with a current working capital balance of approximately $106 million.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to assay results, exploration and drilling on the Company’s Queensway gold project in Newfoundland, interpretation of the assay results and the results of the drilling program, the discovery of zones of high-grade gold mineralization, follow-up step-out drilling, funding of the drilling program, the Company’s future technical disclosure and the Company’s response to the BCSC disclosure review. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," “suggests,” "potential," "goal," "objective," "prospective," “possibly,” and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Craig Roberts"
Craig Roberts, P.Eng., Chief Executive Officer
Email: croberts@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: April 6, 2022	By:	/s/ Craig Roberts,
Chief Executive Officer